DEXIA
Group

RECEIVED
2006 MAR 15 P 12:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

06011666

SUPPL

March 1st, 2006

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of February 28th, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 3/15

Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel. : +32 2 213 57 00 - Fax : + 32 2 213 57 20
Internet : http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

DGRP1 E SG

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

Brussels, Paris, February 28, 2006

Press release / Communiqué de presse / Persbericht

Dexia will publish its 4th quarter and Full Year 2005 results on Thursday, March 2, 2006, at 2:30 p.m. (Brussels/Paris time).

The press release will be posted on Dexia's website www.dexia.com at the same time.

- - - -

Dexia publiera ses résultats du 4ème trimestre et de l'année 2005, le jeudi 2 mars 2006, à 14h30 (heure de Bruxelles/Paris).

Le communiqué de presse sera en ligne sur le site Dexia www.dexia.com à la même heure.

- - - -

Dexia zal haar resultaten voor het vierde kwartaal en het jaar 2005 publiceren op donderdag 2 maart 2006 om 14.30 u. (uur Brussel/Parijs).

Het persbericht zal vanaf dat ogenblik on line beschikbaar zijn op de Dexia site www.dexia.com.